UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-55826

Grizzly Energy, LLC

(Exact Name of Registrant as Specified in Charter)

5847 San Felipe, Suite 3000

Houston, Texas 77057

(832) 327-2255

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warrants (“Warrants”) to purchase common stock, par value $0.001 per share (“Common Stock”), of Vanguard Natural Resources, Inc. (“Vanguard”), now known as Grizzly Energy, LLC (the “Company”)

(Title of each class of securities covered by this Form)

Series A Preferred Units of the Company (“Series A Preferred Units”)*

Series B Preferred Units of the Company (“Series B Preferred Units”)*

Series C Common Units of the Company (“Series C Common Units”)*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)☒

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☐

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: None*

* On July 9, 2019, the Bankruptcy Court entered an order pursuant to Chapter 11 of the United States Bankruptcy Code, which approved and confirmed Vanguard and certain subsidiaries’ (such subsidiaries, together with Vanguard, the “Debtors”) Amended Joint Plan of Reorganization (the “Plan”). On July 16, 2019 the Debtors satisfied the conditions to effectiveness and emerged from their Chapter 11 Cases.

In connection with the effectiveness of the Plan, among other things: (1) Vanguard converted to a Delaware limited liability company, (2) all previously issued and outstanding Common Stock and Warrants were canceled and extinguished and (3) the Company issued the Series A Preferred Units, Series B Preferred Units and Series C Common Units in accordance with the Plan. The Company remains subject to the informational requirements of the Exchange Act, and the rules and regulations promulgated thereunder, and in accordance therewith will continue to file reports and other information with the Securities and Exchange Commission.

This Form 15 is being filed for the purpose of terminating the registration of the Warrants under Section 12(g).

Pursuant to the requirements of the Securities Exchange Act of 1934, Vanguard Natural Resources, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: July 17, 2019	GRIZZLY ENERGY, LLC.
formerly known as Vanguard Natural Resources, Inc.

	By:	/s/ Ryan Midgett
	Name:	Ryan Midgett
	Title:	Chief Financial Officer